UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company (Issuer))

GRAND PRIX ACQUIISITION CORP.

(Names of Filing Persons (Offeror))

a wholly owned subsidiary of

CA, INC.

(Names of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

Michael Bisignano

Executive Vice President and General Counsel

CA, Inc.

520 Madison Avenue

New York, NY 10022

(800) 225-5524

Copy to:

Mike Ringler

Wilson Sonsini Goodrich and Rosati P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable(1)	Not applicable(1)

(1)	In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Grand Prix Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of CA, Inc., a Delaware corporation (“CA”), for all of the outstanding shares of common stock of Rally Software Development Corp. (“Rally”), to be commenced pursuant to an Acquisition Agreement, dated as of May 27, 2015, by and among CA, Purchaser and Rally.

The tender offer for the outstanding shares of Rally described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Rally pursuant to the tender offer by Purchaser or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by CA and Purchaser. In addition, Rally will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Rally’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Purchaser’s tender offer because they contain important information, including the terms and conditions of the offer. Rally’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.

Exhibits

Exhibit Number	Exhibit Description

99.1	Transcript of Rally Software Development Corp. Town Hall Meeting, held on May 27, 2015

99.2	Blog Post “CA Technologies Welcomes Rally Software,” dated May 28, 2015